June 24, 2021

Via EDGAR and E-MAIL

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Jessica Livingston

Re:     Request for Acceleration of Effectiveness

          New York Community Bancorp, Inc.’s Registration Statement on Form S-4 (File No. 333-257045)

Dear Ms. Livingston:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, New York Community Bancorp, Inc. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-257045, as amended, be accelerated by the Commission so that it will become effective at 3:00 p.m. Eastern Time on June 25, 2021, or as soon thereafter as practicable.

Please contact Mark J. Menting of Sullivan & Cromwell LLP at (212) 558-4859 or mentingm@sullcrom.com with any questions you may have. In addition, please notify Mr. Menting when this request for acceleration has been granted.

Very truly yours,

New York Community Bancorp, Inc.

By:	/s/ R. Patrick Quinn
Name:	R. Patrick Quinn
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	H. Rodgin Cohen
Mark J. Menting
Jared M. Fishman
(Sullivan & Cromwell LLP)

[Signature Page for S-4 Acceleration Request]